Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: jlaxague@caneclark.com

VIA EDGAR

April 5, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:       H. Christopher Owings, Assistant Director

Re:          Southern States Sign Company
Amendment No. 1 to Registration Statement on Form S-1
Filed March 9, 2011
File No. 333-171842

Dear Mr. Owings:

We write on behalf of Southern States Sign Company (the “Company”) in response to comments by the United States Securities and Exchanges Commission (the “Commission”) in a letter dated March 21, 2011 by H. Christopher Owings, Assistant Director of the Commission’s Division of Corporate Finance, commenting on the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed March 9, 2011.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Prospectus Cover Page

1.
We note your response to comment two in our letter dated February 17, 2011 and the related revisions to your filing.  Please delete the first paragraph following the offering proceeds table on this page.  In this regard, we note that this paragraph is almost identical to the first full paragraph on this page, which contains the revisions requested in comment two in our letter dated February 17, 2011.

Response:  This paragraph has been deleted.

Plan of Distribution, page 13

2.
We note your response to comment seven in our letter dated February 17, 2011 and the related revisions to your disclosure.  As previously requested, please discuss or reference the “penny stock” restrictions on your shares in this section.  In this regard, we note that you added a reference to the “penny stock” restrictions in the prospectus summary on page five, but that you did not add such a reference in this section.  Please revise.

Response:  Reference to the “Penny Stock” restrictions has been added to the Plan of Distribution section.

Description of Business, page 18

Our Planned Products and Anticipated Sources of Revenue, page 19

3.
We note your response to comment nine in our letter dated February 17, 2011 and your disclosure that you “intend to negotiate and secure the initial advertising lease for [your] first billboard with one of these two major outdoor advertising companies immediately following final approval of the project.”  Please revise your disclosure to state whether you will continue to construct your billboard in the event that you are not able to work with either advertising company and state whether you have identified a means to secure advertising if you are unable to work with either advertising company.  Please also disclose the anticipated costs associated with an advertising company locating an individual advertiser for your billboard and how you expect these costs would be determined, including whether the fees are fixed, commission-based or otherwise determined.

Response:  Regarding a scenario in which the Company is somehow unable to work with one of the major national outdoor advertising companies, the following additional explanation has been added to this subsection:

“If, due to unforeseen circumstances, we are unable to work with either of these major companies in the time period immediately following final approval of the project, we still intend to continue with construction of a standard billboard sign on the approved site.  In that event, we would operate the billboard as an independent property until such time as we are able to enter into an arrangement with one of the major national billboard operators.  If operated independently, the billboard space would feature a phone number for interested advertisers to call and individual business advertisers would be secured in this fashion.”

Regarding costs associated with an outdoor advertising company, the following additional information has been added to this subsection:

“There are no special costs assessed to billboard owners by major outdoor advertising companies who locate individual advertisers for the billboard space.  Instead, the advertising company secures rights to the space for a lease fee negotiated with the owner and then re-lets the space to individual advertisers at a profit.”

4.
Please also revise your disclosure to describe the way in which your use of “a major outdoor advertising company” affects the way in which you will compete.  In this regard, we note your disclosure in the Competition section on page 21 that you compete with “established out-of-home media buying companies who assemble billboard and lease packages on behalf of major advertising companies.”  Please revise your disclosure to explain whether you will compete with   “established out-of-home media buying companies” directly or through the services provided by one of the advertising companies mentioned in your response.  Also make any applicable revisions to your “Sales Personnel” section on page 28.

Response:  The final paragraph of the Competition subsection has been clarified and expanded to read as follows:

“At the local level, when seeking contracts to place our planned billboard spaces with national media companies, we will compete with other local operators primarily on the basis of site quality and price. We believe that our success will depend upon our ability to lease quality sites, to obtain regulatory approvals for the construction of billboards on those sites in an expeditious manner, and to raise the capital necessary for the construction of the approved billboard signs. We intend to compete with national out-of-home media companies primarily through the placement of our billboard sites with national advertising companies such as Lamar or Clear Channel, which we believe will allow us to reach the market for outdoor business advertising without having to establish the brand recognition, sales force, and other resources enjoyed by such competitors.”

5.
We note your response to comment 10 in our letter dated February 17, 2011 and we reissue this comment in part.  As previously requested, please revise your disclosure in the Description of Property section on page 23 to state that your rent payment obligations and the 20-year lease period do not commence until a billboard sign has been constructed on your site.

Response:  The following clarification has been added to the Description of Property section:

“Our rent payment obligations, and the 20-year terms, for each of these leases will not commence until construction of a billboard sign on the sites has been completed.”

6.
We note your response to comment 11 in our letter dated February 17, 2011.  Please further revise your disclosure to describe the specific experiences of your sole officer and director and your consultant in the Las Vegas billboard market, such that investors have an adequate basis from which to evaluate your statements regarding the potential for your billboard space to generate advertising revenue.

Response:  The following clarification and additional disclosure has been added to discussion regarding the Company’s estimated leasing rates for its planned billboard locations:

“These estimates are based on the experience of our primary consultant, Kelleen Cota,  regarding the current local billboard space market in Las Vegas, Nevada.   Ms. Cota has approximately 12 years of experience in the outdoor advertising industry.  She worked for Lamar Advertising from 1998 through 2002, where her responsibilities included the leasing and purchasing of billboard locations.  Since leaving Lamar, Ms. Cota has continued to work independently in the billboard industry, with a focus on leasing and development of billboard locations.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

7.
We note your response to comment 15 in our letter dated February 17, 2011.  Please revise your disclosure to provide a brief description of the consulting services provided by each consultant.  Also revise your disclosure to state explicitly, if true, that you have already provided payment to Ms. Cota for services to be rendered through the beginning of 2012 and tell us what consideration, if any, you gave to including a risk factor that your business is dependent on services to be provided by a consultant for which there is no written agreement and to whom you have already made payment.

Response:  The following clarification and additional disclosure has been added regarding the consulting services rendered and to be rendered by Ms. Cota:

“Thus, we have already paid Ms. Cota for both past services and additional services expected to be rendered through approximately the early part of 2012.  Ms. Cota’s primary responsibilities include locating suitable ground sites for potential billboard site leases, negotiating and documenting billboard site ground leases for specific sites, and providing general oversight for the local site approval process.”

The following additional disclosure has been added regarding the services rendered by Ms. Dondero and Mr. Brown:

“Ms. Dondero’s services included advising and assisting us with regard to meetings with local planning commission and city council members and staff.  Mr. Brown’s services included formal representation of our application at the applicable meetings of the local planning commission and city council.”

In addition, a new risk factor regarding the conditions of Ms. Cota’s retention by the Company has been added at Page 7 of the Registration Statement.

Billboards, page 18

8.
We note your response to comment 16 in our letter dated February 17, 2011. Please further revise your disclosure to state, if true, that “aesthetic issues with the specific site in question” caused regulators to reject your application in 2008-09.  Please also disclose which step(s) you completed in 2008-09, with a view toward informing investors which step(s) caused problems in 2008-09.

Response:   The following additional disclosure has been added to the end of the subsection entitled “Our Planned Products and Anticipated Sources of Revenue”:

“Our initial attempt to secure regulatory approval for a billboard site, undertaken in 2008-09, was not successful.  A site plan, technical information, and an application packet were prepared for the site for which we sought approval in 200-09.  In addition, a positive report and recommendation was prepared by the planning commission staff and the site was approved by the local planning commission.  Due to general aesthetic issues with the specific site in question, however, our original application was not successful at the city council level.  Management believes that, due to their locations, neither of our currently leased sites will present the same issues.”

In addition, please find enclosed herewith an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 838-3874.

Sincerely,

CANE CLARK LLP

/s/ Joe Laxague
Joe Laxague

Enclosure (Acknowledgment by the Company)